UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

(Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:

Maiden Holdings, Ltd.

131 Front Street, 2nd Floor

Hamilton HM 12, Bermuda

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
George Karfunkel

SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS: NA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		1,700,000
Owned by	8	SHARED VOTING POWER:
Each
Trustee		1,700,000
With:	9	SOLE DISPOSITIVE POWER:

		1,700,000
	10	SHARED DISPOSITIVE POWER:

		1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
2.3%
14	TYPE OF REPORTING PERSON (See Instructions):
IN

This Amendment No. 2 on Schedule 13D is being filed by the undersigned (the “Reporting Person”) to amend the Schedule 13D/A filing made on September 23, 2010.

Item 1.       Security and Issuer.

The title and class of equity security to which this Amendment No. 2 to Schedule 13D (this “Statement”) relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 131 Front Street, 2nd Floor, Hamilton HM12 Bermuda.

Item 2.       Identity and Background.

This report is being filed by George Karfunkel with a business address of 59 Maiden Lane, New York, New York 10038 (the “Reporting Person”). The Reporting Person is a private investor. The Reporting Person is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

The funds used by to make the purchases are solely those of the Reporting Person. The source of these funds was the private funds of the Reporting Person. No borrowed funds were used to purchase any of the securities described herein.

Between December 2010 and May 2012, the Reporting Person acquired 100,000 Common Shares.  The source of the funds for this purchase was the Reporting Person’s own funds.

In June 2013, the Reporting Person donated 1,600,000 Common Shares to an unaffiliated charity.

Item 4.       Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of George Karfunkel since his last Schedule 13D filing and to note that he is no longer an owner of 5% or more of the Common Shares.  The transactions described in Item 3 of this Statement were effected for investment purposes only.  On January 30, 2009, the Reporting Person filed a Schedule 13D in which he reported that he had beneficial ownership of an aggregate of 3,597,030 Common Shares held indirectly by the George Karfunkel 2007 Grantor Retained Annuity Trust #1 and the George Karfunkel 2007 Grantor Retained Annuity Trust #2 (the “Trusts”).  Since then, the Trusts have matured for the benefit of his adult children.  The Common Shares held by the Trusts are voted by a third party sole trustee of the Trusts.

The Reporting Person does not have any current plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5.       Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owned 1,700,000 Common Shares held directly by the Reporting Person.

(b)	As of the date hereof, the Reporting Person had sole voting and dispositive power with respect to the 1,700,000 Common Shares held directly by the Reporting Person.

(c)	Except for the transactions described in Item 3, the Reporting Person has not had any other transactions in the Common Shares that were effected during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares in 2012.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2015

GEORGE KARFUNKEL

By:	/s/ George Karfunkel